May 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bio-Path Holdings, Inc. Offering Statement on Form 1-A File No. 024-12601

Ladies and Gentlemen:

In accordance with Rule 252(e) under the Securities Act of 1933, as amended, the undersigned respectfully requests that the qualification date for the above-referenced Offering Statement be accelerated so that it will be declared qualified at 4:00 p.m. Eastern Time on May 23, 2024, or as soon thereafter as is practicable.

Please contact William R. Rohrlich, II with Winstead PC at (281) 681-5912 once the Offering Statement is declared qualified.

BIO-PATH HOLDINGS, INC.

By:	/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer